FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                  (Check One):

            __Form 10-K and Form 10-KSB ___ Form 20-F ___ Form 11-K
                   XX Form 10-Q and Form 10-QSB ___ Form N-SAR

      For Period  Ended:  JUNE 30,  1998
 ___  Transition  Report on Form 10-K
 ___  Transition  Report  on Form  20-F
 ___  Transition  Report  on Form 11-K
 ___  Transition Report on Form 10-Q
 ___  Transition Report on Form N-SAR
      For the Transition Period Ended: ______________________

================================================================================
  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================
         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

         NOT APPLICABLE

================================================================================
Part I - Registrant Information

================================================================================
         Full Name of Registrant:  WIRELESS CABLE & COMMUNICATIONS, INC.

         Former Name if Applicable

--------------------------------------------------------------------------------
         Address of Principal Executive Office (Street and Number):
                                    102 WEST 500 SOUTH, SUITE 320

         City, State and Zip Code:  SALT LAKE CITY, UTAH  84101

================================================================================
Part II - Rules 12b-25(b) and (c)

================================================================================
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

Part III - Narrative Response

================================================================================
State below in reasonable detail the reasons why Form 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
SEE ATTACHED SHEET.

                                                 (Attach Extra Sheets if Needed)

================================================================================
Part IV - Other Information

================================================================================
         (1) Name and telephone number of person to contact in regard to this notification

         SCOTT R. CARPENTER, ESQ.                   (801) 532-1234
                  (Name)                     (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          XX Yes __ No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             ___Yes XX No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      WIRELESS CABLE & COMMUNICATIONS, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated August 14, 1998   By /S/ Anthony Sansone
                           --------------------------------
                           Anthony Sansone, Secretary and Treasurer

                                   ATTACHMENT

Part III   Narrative Response


         Registrant's business operations consist primarily of its interest in telecommunications rights in countries outside of the United States. The Registrant maintains a minimal administrative staff. The Registrant's principal accounting officer, Anthony Sansone, has been outside of the administrative offices for approximately six weeks working on a number of transactions relating to Registrant's business. The transactions are time sensitive and could not be postponed without the risk of termination of the respective transactions. Mr. Sansone returned to the Registrant's administrative offices today so the Form 10-QSB can be completed no later than the 5th calendar day following the date of this notification and Registrant will be able to timely file its quarterly report on Form 10-QSB.